June 2, 2015

Via E-mail and EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Amanda Ravitz

Re:	Acceleration Request for ECPM Holdings, LLC

Registration Statement on Form S-1 (File No. 333-203883)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ECPM Holdings, LLC (the “Company”), hereby requests that the effective date for the Company’s Registration Statement on Form S-1 (File No. 333-203883) (the “Registration Statement”) be accelerated so that the Registration Statement will be declared effective at 2:00 p.m., Washington, D.C. time, on Thursday, June 4, 2015, or as soon thereafter as is practicable. Notwithstanding this request, we ask, however, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) not accelerate the effectiveness of the Registration Statement before speaking with our outside counsel Keith Townsend at King & Spalding LLP, on that date.

The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Keith Townsend at King & Spalding LLP at (404) 572-3517.

Very truly yours, ECPM Holdings, LLC

By:	/s/ James B. Young, Jr.
	Name:	James B. Young, Jr.
	Title:	General Counsel and Director of Business Development

EndoChoice, Inc.  |  11810 Wills Road  |  Alpharetta, GA 30009  |  t. 888-682-3636  |  f. 866-567-8218

www.endochoice.com

J.P. MORGAN SECURITIES LLC 383 Madison Avenue New York, NY 10179	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED One Bryant Park New York, NY 10036

June 2, 2015

Re:	ECPM Holdings, LLC Registration Statement on Form S-1 Registration File No. 333-203883

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that approximately 5,100 copies of the Preliminary Prospectus included in the Registration Statement on Form S-1 were distributed during the period May 26, 2015 through the date hereof, to prospective underwriters, institutions, dealers and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of ECPM Holdings, LLC (which, prior to completion of the offering, will convert into EndoChoice Holdings Inc., pursuant to a statutory conversion) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 2:00 p.m. Eastern time on June 4, 2015, or as soon thereafter as practicable.

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Very truly yours, J. P. MORGAN SECURITIES LLC

By:	/s/ Benjamin H. Burdett
Name: Benjamin H. Burdett Title: Executive Director

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michele A.H. Allong
Name: Michele A.H. Allong Title: Authorized Signatory

[Signature page to Acceleration Request Letter]